Exhibit 99.1

NEWS RELEASE

Lorus Therapeutics Reports Third Quarter Results for Fiscal Year 2009

TORONTO, CANADA - April 13, 2009 - Lorus Therapeutics Inc. (Lorus), a biopharmaceutical company specializing in the research and development of pharmaceutical products and technologies for the management of cancer, today reported financial results for the three and nine months ended February 28, 2009.  Unless specified otherwise, all amounts are in Canadian dollars.

FINANCIAL RESULTS
Our loss from operations for the three months ended February 28, 2009 decreased to $2.5 million ($0.01 per share) compared to $3.8 million ($0.02 per share) for the three months ended February 29, 2008. Our loss from operations for the nine months ended February 28, 2009 decreased to $7.4 million ($0.03 per share) compared to $9.0 million ($0.04 per share) for the nine months ended February 29, 2008. During the nine months ended February 28, 2009 the Company recorded a gain on sale of shares related to the Arrangement (described below) of $450 thousand, which resulted in a net loss and other comprehensive loss of $7.0 million ($0.03 per share).  During the nine month period ended February 28, 2008, the Company realized a gain on the sale of the shares related to the Arrangement in the amount of $6.3 million resulting in net loss and other comprehensive loss for the period of $2.7 million ($0.01 per share).

The decrease in loss from operations for the three months ended February 28, 2009 compared with the same period last year is due primarily to reduced research and development spending of $1.2 million, resulting from the completion of toxicity studies ongoing in Q3 2008 and lower drug manufacturing costs as well as lower stock based compensation costs of $106 thousand due to one time option grants in the third quarter of 2008 compared with no grants in the third quarter of 2009.

The decrease in net loss from operations for the nine months ended February 28, 2009 compared with the same period last year is due primarily to lower research and development costs of $1.3 million resulting from less spending on GLP-toxicity studies as well as drug manufacturing costs, lower general and administrative costs of $119 thousand due to reduced legal costs as well as lower stock based compensation costs of $182 thousand due to one time option grants in the third quarter of 2008 whereas there were no grants in the third quarter of 2009, and option modification costs incurred in the second quarter of 2008 offset by lower interest income of $217 thousand due to lower cash and investment balances and lower prime rates of interest.

Research and development expenses totaled $1.0 million in the three-month period ended February 28, 2009 compared to $2.2 million during the same period last year and decreased to $2.9 million from $4.3 million in the nine month period ended February 28, 2009 as compared to the same period in fiscal 2008.

The decrease in spending during the three months ended February 28, 2009 compared with the prior year is due to GLP-toxicity studies for both our LOR-2040 bladder cancer and LOR-253 small molecule programs that were ongoing in the third quarter of 2008 and are now completed.  In addition during the third quarter of 2008 manufacturing of LOR-2040 was ongoing resulting in significant costs, in the third quarter of 2009 manufacturing of LOR-253, our lead small molecule is ongoing, however the manufacturing costs of LOR-253 are significantly less than LOR-2040 contributing to the decrease in spending.

Research and development costs for the nine-month period ending February 28, 2009 decreased due to reduced spending on GLP-toxicity studies for both LOR-253 small molecule and LOR-2040 bladder cancer programs which are now complete; lower clinical spending due to some Virulizin related costs incurred in the prior year (all further costs are now borne by our licensee) as well as lower manufacturing costs for the reasons described above.

The Company utilized cash of $1.8 million in our operating activities in three-month period ended February 28, 2009 compared with $2.6 million during the same period in fiscal 2008 representing a reduction of 31%.  The decrease is primarily a result of a reduced net loss offset by lower accounts payable and accrued liabilities balances in the current year.  We utilized cash of $5.7 million for the nine months ended February 28, 2009 compared with $7.5 million in the same period last year a decrease of 24%.  The reduced use of cash is the result of a lower net loss as well as a reduction in the change in non-cash operating working capital as compared to the nine months ended February 29, 2008. At February 28, 2009, we had cash and cash equivalents and short-term investments of $7.3 million compared to $9.4 million at May 31, 2008.

Management believes that Lorus’ current level of cash and cash equivalents and short-term investments, will be sufficient to execute Lorus’ current planned expenditures for the next twelve months; however, the debt obligation is due in October 2009 and the Company currently does not have the cash and cash equivalents and short term investments to satisfy this obligation.  The Company is pursuing strategies to address this obligation.

Lorus Therapeutics Inc.
Interim Consolidated Statements of Loss and Deficit (unaudited)

	Three	Three	Nine	Nine
(amounts in 000's except for per common share data)	months ended	months ended	months ended	months ended
(Canadian dollars)	Feb. 28, 2009	Feb. 29, 2008	Feb. 28, 2009	Feb. 29, 2008
REVENUE	$64	$3	$106	$30

EXPENSES
Cost of sales	-	1	-	2
Research and development	1,043	2,222	2,915	4,251
General and administrative	822	863	2,583	2,702
Stock-based compensation	111	217	347	529
Depreciation and amortization of fixed assets	55	81	141	240
Operating expenses	2,031	3,384	5,986	7,724
Interest expense on convertible debentures	160	258	578	799
Accretion in carrying value of convertible debentures	407	320	1,175	925
Interest income	(65)	(120)	(218)	(435)
Loss from operation for the period	2,469	3,839	7,415	8,983
Gain on sale of shares	-	11	(450)	(6,299)
Net loss and other comprehensive loss for the period	2,469	3,850	6,965	2,684
Basic and diluted loss per common share	$0.01	$0.02	$0.03	$0.01
Weighted average number of common shares outstanding used in the calculation of Basic and diluted loss per share	253,538	215,751	244,039	214,386

Note re the financial statement information above:
On July 10, 2007 (the “Arrangement Date”), the Company completed a plan of arrangement and corporate reorganization with 4325231 Canada Inc., formerly Lorus Therapeutics Inc., (“Old Lorus”), 6707157 Canada Inc. and Pinnacle International Lands Inc. that resulted in net proceeds of $6.9 million (the “Arrangement”).    As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one common share of the Company and the assets (excluding certain future tax assets and related valuation allowance) and liabilities of Old Lorus were transferred to the Company and/or its subsidiaries.  The Company continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same Board of Directors as Old Lorus prior to the Arrangement Date. Therefore, the Company’s operations have been accounted for on a continuity of interest basis and accordingly, the consolidated financial statement information above reflects that of the Company as if it had always carried on the business formerly carried on by Old Lorus.

About Lorus
Lorus is a biopharmaceutical company focused on the research and development of novel therapeutics in cancer.  Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination with other drugs, to successfully manage cancer.  Through its own discovery efforts and an acquisition and in-licensing program, Lorus is building a portfolio of promising anticancer drugs.  Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements
This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: financings and corporate reorganizations, the establishment of corporate alliances, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions.  Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies.  Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release.  Such expressed or implied forward looking statements could include, among others:  our ability to continue as a going concern, our ability to repay or refinance our outstanding convertible debentures by October 2009, our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.  These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.  We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through its website at www.lorusthera.com.   For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.  For SEDAR filings prior to July 10, 2007 you will find these under the company profile for Global Summit Real Estate Inc. (Old Lorus).

For further information, please contact:

Lorus Therapeutics Inc.
Elizabeth Williams, 1-416-798-1200 ext. 372
ir@lorusthera.com